UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

STAR GROUP, L.P.

(Exact name of registrant as specified in its charter)

Delaware	06-1437793
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

9 West Broad Street, Suite 310, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Unit Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities To Be Registered.

On March 23, 2023, the board of directors (the “ Board”) of Kestrel Heat, LLC, a Delaware limited liability company (the “General Partner”), the general partner of Star Group, L.P., a Delaware limited partnership (the “Partnership”), adopted a unitholders rights agreement and declared a distribution of one right (each, a “Right”) for each outstanding common unit (each, a “Common Unit”) and each outstanding general partner unit (each, a “General Partner Unit” and together with the Common Units, collectively, the “Units”) of the Partnership, to holders of record of Units at the close of business on April 4, 2023 (the “Record Date”). Each Right entitles its holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Partnership one Common Unit at an exercise price of $60.00 per Right, subject to adjustment. The description and terms of the Rights are set forth in a unitholder rights agreement, dated as of March 24, 2023 (the “Rights Agreement”), between the Partnership and Computershare Trust Company, N.A., as rights agent (and any successor rights agent, the “Rights Agent”).

The Rights Agreement is intended to protect the interests of the Partnership and all of its unitholders by reducing the likelihood that any entity, person or group gains control of the Partnership through open-market accumulation or other means without payment of an adequate control premium.

The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

The Rights. The Rights will attach to any Units that become outstanding after the Record Date and prior to the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below), and in certain other circumstances described in the Rights Agreement.

Until the Distribution Date, the Rights are associated with Units and evidenced by certificates for Units or, in the case of uncertificated Units, the book-entry account that evidences record ownership of such Units, which will contain a notation incorporating the Rights Agreement by reference, and the Rights are transferable with and only with the Units.

Until the Distribution Date, the surrender of or transfer of any Units will also constitute the transfer of the Rights associated with those Units. As soon as practicable after the Distribution Date, separate rights certificates will be mailed to holders of record of Units as of the Distribution Date. From and after the Distribution Date, the separate rights certificates alone will represent the Rights.

The Rights are not exercisable until the Distribution Date. Until a Right is exercised, its holder will have no rights as a unitholder of the Partnership, including the right to vote or to receive distributions.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Units only upon the “Distribution Date,” which occurs upon the earlier of:

•
the close of business on the tenth (10th) calendar day (or such later date as may be determined by action of the General Partner prior to such time as any person or group becomes an Acquiring Person) after the “Unit Acquisition Date” (which is defined as the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns 15% or more of the outstanding Common Units (with certain exceptions, including those described below); or
•
the close of business on the tenth (10th) calendar day (or such later date as may be determined by action of the General Partner prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

An Acquiring Person does not include:

•
the Partnership, the General Partner or any subsidiary of the Partnership or General Partner;
•
any affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act General) of the General Partner;
•
any employee benefit plan or employee unit purchase plan of the Partnership, the General Partner or any subsidiary of the Partnership or any subsidiary or affiliate of the General Partner or any entity or trustee holding (or acting in a fiduciary capacity in respect of) Units of the Partnership for or pursuant to the terms of any such plan or
•
any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns 15% or more of the outstanding Common Units so long as such person or group continues to beneficially own at least 15% of the outstanding Common Units and does not acquire additional Common Units representing more than 0.1% of the then outstanding Common Units.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person if the General Partner determines in good faith that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of Common Units so that such person or group would no longer be an Acquiring Person.

Expiration Date. The Rights will expire on the earliest to occur of (a) the close of business on March 24, 2028 (the “Final Expiration Date”), or (b) the time at which the Rights are redeemed or exchanged by the Partnership (as described below) (the earliest of (a) and (b) being herein referred to as the “Expiration Date”).

Flip-in Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person, each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Units having a value equal to two times the exercise price of the Right.

Flip-over Event. In the event that, at any time following the Unit Acquisition Date, any of the following occurs:

•
the Partnership consolidates with, or merges with and into, any other entity, and the Partnership is not the continuing or surviving entity;
•
any entity consolidates with, or merges with or into, the Partnership, and the Partnership is the continuing or surviving entity and, in connection with such consolidation or merger, all or part of the outstanding Common Units are changed into or exchanged for common units or other securities of any other entity or cash or any other property; or
•
the Partnership sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the Partnership’s assets, cash flow or earning power,

each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common units or equivalent securities of the acquiring company having a value equal to two times the exercise price of the Right.

Anti-dilution Adjustments. The exercise price payable, and the number of Common Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•
in the event of a Common Unit distribution on, or a subdivision, combination or reclassification of, the Common Units,
•
if holders of the Common Units are granted certain rights, options or warrants to subscribe for Common Units or convertible securities at less than the current market price of the Common Units or
•
upon the distribution to holders of the Common Units of evidences of indebtedness or assets (excluding regular quarterly cash distributions) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least one percent (1%) of the exercise price. No fractions of Common Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Units on the last trading day prior to the date of exercise.

Redemption; Exchange. At any time prior to the earlier of (i) the tenth (10th) calendar day following the Unit Acquisition Date (or such later date as may be determined by action of the General Partner and publicly announced by the Partnership but not later than the Distribution Date) or (ii) the Final Expiration Date, the Partnership may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment and payable in cash or Common Units). Immediately upon the action of the General Partner authorizing any redemption or at a later time as the General Partner may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time before any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding Common Units, the Partnership may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one Common Unit per Right (subject to adjustment).

Amendment of the Rights Agreement. The Partnership and the Rights Agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, on or after the Distribution Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).

Miscellaneous. While the distribution of the Rights will not be taxable to unitholders or to the Partnership, unitholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Units (or other consideration) or for common units or equivalent securities of the acquiring company or in the event of the redemption of the Rights as described above.

* * * * *

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 2. Exhibits

4.1

Unit Purchase Rights Agreement, dated as of March 24, 2023, by and between the Partnership and Computershare Trust Company, N.A., as rights agent (which includes the Form of Rights Certificate as Exhibit A thereto).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STAR GROUP, L.P.

By: Kestrel Heat, LLC (General Partner)

By:	/s/ Richard Ambury
Name:	Richard Ambury
Title:	Chief Financial Officer

Date: March 24, 2023